SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

Globecomm Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37956X103
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue
New York, New York 10022
(212) 605-0661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37956X103	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37956X103	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37956X103	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37956X103	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital SPV II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37956X103	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37956X103	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Globecomm Systems Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 45 Oser Avenue, Hauppauge, NY 11788.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i)   Emancipation Capital, LP, a Delaware limited partnership ("Emancipation Capital");

(ii)  Emancipation Capital LLC, a Delaware limited liability company ("Emancipation Capital LLC");

(iii)  Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Master Ltd.");

(iv)  Emancipation Capital SPV II LLC, a Delaware limited liability company ("Emancipation Capital SPV"); and

(v)   Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management LLC ("Emancipation Management"), which acts as the investment manager of Emancipation Master Ltd. and Emancipation Capital SPV (Emancipation Capital, Emancipation Capital LLC, Emancipation Master Ltd., Emancipation Capital SPV and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons").

Emancipation Capital LLC acts as the general partner of Emancipation Capital and the managing member of Emancipation Capital SPV and has voting and dispositive power over the securities held by Emancipation Capital and Emancipation Capital SPV. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management acts as the investment manager of Emancipation Master Ltd. and Emancipation Capital SPV.  The managing member of Emancipation Management is Mr. Frumberg.

Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control.

(b) The principal business address of each of the Reporting Persons is 825 Third Avenue, New York, NY 10022.

(c) The principal business of Emancipation Capital, Emancipation Capital LLC, Emancipation Master Ltd. and Emancipation Capital SPV is investing in securities.  Mr. Frumberg serves as managing member of Emancipation Management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 37956X103	SCHEDULE 13D	Page 8 of 11 Pages

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Frumberg is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of October 16, 2012, the Reporting Persons used a total of $13,352,803.02 in the aggregate to acquire the shares of Common Stock beneficially held by the Reporting Persons reported in this Schedule 13D.  The shares of Common Stock beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired their shares for investment in the ordinary course of business.  However, the Reporting Persons believe that the Issuer should re-engage investment bankers and prepare the Issuer for sale to a third party. Based on the Reporting Persons' extensive analysis of both the Issuer and its industry, the Reporting Persons believe the best interests of all of the shareholders and the maximization of shareholder value will be served only through an orderly, robust and public auction, which would elicit the most attractive bid from a third party. Based on the Reporting Persons' research, they believe the Issuer's prior sale process and efforts were flawed and incomplete, and served to effectively dissuade legitimate strategic acquirers from expressing interest and investing the effort and expense in pursuing an acquisition of the Issuer. The Reporting Persons also believe the composition, processes and compensation of the Issuer's board are flawed, and have served to effectively entrench the outside directors to pursue their own interests, which the Reporting Persons believe are not aligned with the interests of other shareholders. Accordingly, the Reporting Persons believe that the Issuer should add at least one director to the board that is a representative of one of the Issuer's significant shareholders or who otherwise has interests that are more aligned with the Issuer's shareholders. The Reporting Persons intend to withhold their votes for the re-election of each of the outside director nominees proposed for election at the next annual meeting of the Issuer.

While the Reporting Persons believe that the Issuer is well managed, it faces serious macro headwinds that will impact intermediate term growth. The Reporting Persons believe that the Issuer's governance challenges and board dysfunction present unnecessary internal challenges during this perilous time. Publicly available information regarding comparable merger valuations as well as the Issuer's persistently and unacceptably low equity market valuation leads us to conclude that the board, in the best interests of all shareholders, must engage in a serious and unqualified price discovery process best found through a thoughtful and well managed auction and that changes to the composition of the board are merited. The Reporting Persons believe that the majority of common shareholders are supportive of this view.

In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management and boards of companies in which they have invested concerning the business and operations of such companies and potential approaches to maximizing shareholder value.  The Reporting Persons intend to continue to seek to engage in such discussions with the Issuer and may do so with other holders of the Issuer's securities and/or other third parties as well.

CUSIP No. 37956X103	SCHEDULE 13D	Page 9 of 11 Pages

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,164,043 shares of Common Stock, constituting approximately 5.0% of the Issuer's currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 23,269,942 shares of Common Stock outstanding as of September 21, 2012, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 5, 2012.

(b) Information concerning the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth in Items 7 through 10 of the cover pages to this Schedule 13D for each such Reporting Person and is incorporated herein by reference for each such Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in the table below.  As of the date of this Schedule 13D, Emancipation Master Ltd. and Emancipation Capital SPV are the only Reporting Persons and the only entities or individuals that directly own Common Stock.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Emancipation Master Ltd. / Emancipation Capital

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
August 29, 2012	105,316	$11.63
August 30, 2012	204,968	$11.70
September 4, 2012	9,100	$11.64
September 5, 2012	11,700	$11.79
October 10, 2012	25,000	$11.04
October 15, 2012	10,000	$10.90
October 16, 2012	6,000	$11.10

CUSIP No. 37956X103	SCHEDULE 13D	Page 10 of 11 Pages

Emancipation Capital SPV

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
August 31, 2012	134,716	$11.72

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any persons with respect to securities of the Issuer, including, but not limited to, transfer of voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, dated October 16, 2012.

CUSIP No. 37956X103	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2012

Emancipation Capital, LP

By:	Emancipation Capital LLC, its general partner

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

Emancipation Capital SPV II LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg